UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*

GTY Technology Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

362409104
(CUSIP Number)

Harry L. You c/o GTY Technology Holdings Inc. 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 (702) 945-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	362409104

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harry L. You

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

Not applicable.

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,567,175(1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,567,175(1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,567,175(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes 2,731,111 shares of common stock, par value $0.0001 per share (the “Common Stock”) of GTY Technology Holdings Inc. (the “Issuer”) issuable upon exercise of warrants held by Mr. You and 92,873 shares of Common Stock owned by Friends of GTY, LLC, of which Mr. You is the Managing Member. Mr. You disclaims beneficial ownership of shares of Common Stock owned by Friends of GTY, LLC.

(2) Based on (i) 57,495,291 shares of Common Stock issued and outstanding as of May 13, 2021 as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2021 and (ii) 2,731,111 shares of Common Stock issuable upon exercise of warrants held by Mr. You.

CUSIP No.	362409104

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of GTY Technology Holdings Inc., a Massachusetts corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed by Harry L. You (the “Reporting Person”).

(b)       The principal business address of the Reporting Person is c/o GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

(c)       The Reporting Person serves as a member of the Issuer’s Board of Directors (the “Board”). The Reporting Person also is on the board of directors of each of Rush Street Interactive, Inc., 900 North Michigan Avenue, Chicago, Illinois 60611; Broadcom Inc., 1320 Ridder Park Drive, San Jose, California 95131; Coupang, Inc., Tower 730, 570, Songpa-daero, Songpa-gu, Seoul, Republic of Korea 05510; and dMY Technology Group, Inc. II and dMY Technology Group, Inc. III, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

(d)       During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the Common Stock with his personal funds.

Item 4. Purpose of Transaction.

The Reporting Person serves as a member of the Board.

The Reporting Person acquired beneficial ownership of the Common Stock for investment purposes.

The Reporting Person intends to continuously review his investment in the Issuer, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  Subject to market conditions, any required regulatory approvals, the business, assets, operations, financial condition and prospects of the Issuer and other factors, the Reporting Person may (i) acquire additional shares of the Issuer in open market transactions, privately negotiated transactions, as compensation for service as member of the Board or otherwise, (ii) sell, gift or otherwise dispose of all or a portion of the shares of Common Stock, warrants or other securities now beneficially owned or hereafter acquired by him; (iii) propose one or more directors for the Board; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other discussion and proposals as the Reporting Person may deem appropriate under the circumstances, including in his role as a member of the Board, which may include plans or proposals which may relate to, or could result in, any of the matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as otherwise herein described, the Reporting Person does not have any present or future plans or proposals that relate to or result in any of subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No.	362409104

Item 5. Interest in Securities of Issuer.

(a)       The aggregate number of shares of Common Stock owned by the Reporting person is 6,567,175, which includes 2,731,111 shares of Common Stock issuable upon exercise of warrants held by Mr. You and 92,873 shares of Common Stock owned by Friends of GTY, LLC, of which Mr. You is the Managing Member. Mr. You disclaims beneficial ownership of shares of Common Stock owned by Friends of GTY, LLC. The Reporting Person’s aggregate percentage of beneficial ownership is approximately 10.9%, based on (i) 57,495,291 shares of Common Stock issued and outstanding as of May 13, 2021 as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2021 and (ii) 2,731,111 shares of Common Stock issuable upon exercise of warrants held by Mr. You.

(b)       The Reporting Person has sole voting and dispositive power over the shares of Common Stock reported in this Schedule 13D.

(c)       On December 17, 2020 the Reporting Person acquired 3,424,211 shares of Common Stock from the Harry You 2012 Irrevocable Trust in a private transaction at a price of $3.93 per share.

(d)       To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the members or affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)       The Reporting Person has not ceased to be the owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The Reporting Person is party to a Registration Rights Agreement (the “Registration Rights Agreement”) entered into on October 26, 2016 with the Issuer and other Holders (as defined in the Registration Rights Agreement). The Registration Rights Agreement provides the Reporting Person and other Holders with certain customary demand and piggyback registration rights. The Registration Rights Agreement terminates on the earlier of (i) the tenth anniversary thereof or (ii) the date as of which (A) all of the Registrable Securities (as defined in the Registration Rights Agreement) have been sold pursuant to a registration statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act of 1933 (the “Securities Act”) and Rule 174 thereunder (or any successor rule promulgated thereafter by the Securities and Exchange Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

Reference to and description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which has been filed as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

1. Registration Rights Agreement among GTY Cayman, GTY Investors, LLC and the Holders signatory thereto, dated as of October 26, 2016 (incorporated by reference to Exhibit 10.3 to GTY Cayman’s Current Report on Form 8-K, filed with the SEC on November 1, 2016).

CUSIP No.	362409104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2021
(Date)

/s/ Harry L. You
Harry L. You

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